Exhibit 99.3

Press Release

LeddarTech Reports Second Quarter 2025 Financial Results

QUEBEC CITY, Canada, May 14, 2025 — LeddarTech® Holdings Inc. (“LeddarTech” or the “Company”) (Nasdaq: LDTC), an AI-powered software company recognized for its innovation in advanced driver assistance systems (ADAS) and autonomous driving (AD), today provided a corporate update and announced financial results for the second quarter ended March 31, 2025.

“We are executing our strategic plan to commercialize LeddarVision™ while we work to address our previously disclosed liquidity challenges. We are also excited to introduce an additional revenue stream, LeddarSim™—a next-generation simulation platform designed to close the gap between virtual testing and real-world deployment of ADAS and AD solutions. LeddarSim will play a critical role in training AI models to accelerate the deployment of ADAS and autonomous driving technologies,” said Frantz Saintellemy, President and CEO of LeddarTech. “In parallel, we are advancing production planning for our first OEM design win, and we are poised to leverage this success to secure additional contracts as the value of our platform becomes increasingly evident to automotive manufacturers.”

Recent Business and Technology Highlights

•	Launched LeddarSim, a next-generation simulation platform designed to close the gap between virtual testing and real-world deployment.

•	Progressed OEM Design Win Toward Production: LeddarTech is actively providing engineering services to integrate its software platform into the 2028 model year vehicles of one of the world’s leading commercial vehicle OEMs. This design win is expected to generate non-recurring services revenue in fiscal year 2025.

Customer Traction and Development

LeddarTech has a robust pipeline of more than 30 active opportunities with original equipment manufacturers (OEMs), as well as Tier 1 and Tier 2 automotive suppliers, aimed at meeting growing consumer demand for enhanced safety features and addressing upcoming regulatory deadlines.

Fiscal Second Quarter 2025 Financial Highlights1

Revenue: Revenue for the fiscal second quarter of 2025, ending March 31, 2025, was $238,914, compared to $122,101 in the fiscal quarter ending March 31, 2024.

Net loss: Net loss for the fiscal second quarter of 2025, ending March 31, 2025, was ($16.0) million, or ($0.42) per share, compared to a net loss of ($17.2) million, or ($0.60) per share, in the fiscal quarter ending March 31, 2024. The decreased net loss was primarily due to lower stock-based compensation and financing expenses, offset by higher R&D expense as we are no longer capitalizing R&D expense.

[1]	All amounts in Canadian dollars except where otherwise noted.

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EBITDA and adjusted EBITDA2: EBITDA loss for the second quarter of 2025, ending March 31, 2025, was ($8.4) million, compared to a ($14.0) million loss in the fiscal quarter ending March 31, 2024. The lower loss was primarily due to lower stock-based compensation and financing-related expenses, partially offset by higher R&D expense as we are no longer capitalizing a substantial portion of our R&D expenses as we were in the prior period. Adjusted EBITDA loss for the second quarter of 2025, ending March 31, 2025, was ($12.0) million, compared to adjusted EBITDA loss of ($8.7) million in the fiscal quarter ending March 31, 2024. The higher loss was primarily attributable to higher R&D expense as we are no longer capitalizing a substantial portion of our R&D expense.

Balance Sheet and Liquidity3

As of March 31, 2025, LeddarTech had a cash balance of approximately $9.2 million, which cash balance had declined to approximately $4.1 million as of May 8, 2025. Pursuant to the amended and restated financing offer dated as of April 5, 2023 with Fédération des caisses Desjardins du Québec (“Desjardins” and the financing offer, as amended, the “Desjardins Credit Facility”) , the Company is required to maintain a minimum cash balance of $1.8 million at all times after April 1, 2025. If we are not able to raise additional capital in the next several days, we will be in default under this minimum cash covenant. Moreover, we are obligated to complete an equity financing pursuant to which we must raise an additional US$9.7 million in equity investments prior to May 23, 2025 in order to satisfy the requirement that we raise at least US$35.0 million in equity investments prior to that date. We are also required to produce a plan at the satisfaction of our lenders regarding a refinancing, recapitalization or any suitable transaction no later than May 16, 2025. Toward that end, we have engaged a financial advisor to do a comprehensive review of the options that are available to the Company. We are currently exploring all alternatives to secure the financing necessary to comply with the covenants in our debt arrangements and to continue to pursue our strategic goals. Failure to complete the equity financing by May 23, 2025 or to produce a plan for our lenders by May 16, 2025 constitute liquidity events that could trigger a requirement for us to repay all amounts under our Desjardins Credit Facility, under our bridge financing offer dated as of August 16, 2024 with the initial bridge lenders and certain members of management and the board of directors (collectively, the “Bridge Lenders”, and the financing offer, the “Bridge Facility”) , and other indebtedness. At this time, we are not expecting to be able to complete the equity financing or to produce a plan that would be acceptable to all our lenders. Desjardins has expressed an unwillingness to provide additional financing to the Company, but has expressed a willingness to work toward a solution, and LeddarTech is currently engaged with Desjardins and the Bridge Lenders with respect to a potential solution that could result in additional financing for the Company as well as relief from the above-described minimum cash, equity financing and process plan covenants. While LeddarTech is seeking additional financing, we continue to consider all possible cost reduction measures. There is no assurance that such measures could be done successfully, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment. For more details, see our Management’s Discussion and Analysis filed with the U.S. Securities and Exchange Commission on the date hereof.

[2]	EBITDA and adjusted EBITDA are non-IFRS measures and are presented by the Company as they are used to assess operating performance. These non-IFRS measures do not have standardized meanings under IFRS and are not likely comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. See “Non-IFRS Financial Measures” below.
[3]	All amounts in Canadian dollars except where otherwise noted.

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About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 190 patent applications (112 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

LeddarTech might, in the scope of collaborations, partnerships and projects, from time to time, collect with test vehicles personal information, i.e., information that directly or indirectly identifies members of the public. Collected personal information may be processed, used, stored and communicated by LeddarTech within the scope of developing and training our software and products. For further information about the processing activities, which include the collection, use, storage and communication of personal information, as well as the associated personal information protection rights and how to exercise them, please consult LeddarTech’s Privacy Policy.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s selection by the OEM referred to above, anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics , as well as expectations regarding the anticipated performance, adoption and commercialization of its products. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, our ability to continue to maintain compliance with Nasdaq continued listing standards following our transfer to the Nasdaq Capital Market, as well as: (i) the risk that LeddarTech and the OEM referred to above are unable to agree to final terms in definitive agreements; (ii) the volume of future orders (if any) from this OEM, actual revenue derived from expected orders, and timing of revenue, if any; (iii) our ability to timely access sufficient capital and financing on favorable terms or at all; (iv) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (v) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (vi) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (vii) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs and plans; (viii) changes in general economic and/or industry-specific conditions; (ix) our ability to retain, attract and hire key personnel; (x) potential adverse changes to relationships with our customers, employees, suppliers or other parties; (xi) legislative, regulatory and economic developments; (xii) the outcome of any known and unknown litigation and regulatory proceedings; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xiv) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: + 1-514-427-0858, chris.stewart@leddartech.com

•	Investor relations website: investors.leddartech.com

•	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

Press Release

Continuing operations	Q2-2025	Q2-2024
Revenues	$238,914	$122,101
Loss from operations	(13,348,106)	(12,570,811)
Finance costs, net	2,710,512	4,741,236
Loss before income taxes	(15,948,479)	(17,221,982)
Net loss and comprehensive loss	(15,961,864)	(17,238,993)
Net loss and comprehensive loss attributable to Shareholders of the Company	(15,961,864)	(17,238,993)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(0.42)	(0.60)
Weighted average common shares outstanding (basic and diluted)	37,573,262	28,770,930
EBITDA (loss)	(8,394,400)	(14,011,179)
Adjusted EBITDA (loss)	(11,979,035)	(8,729,399)

The following table sets forth a reconciliation of adjusted EBITDA and EBITDA to net loss reported in accordance with IFRS for the three months ended March 31, 2025 and 2024.

	Q2-2025	Q2-2024
Net loss from continued operations	($15,961,864)	($17,238,993)
Income taxes	13,385	17,011
Depreciation of property and equipment	146,882	91,626
Depreciation of right-of-use assets	186,356	35,316
Amortization of intangible assets	(92,832)	180,248
Interest expenses	7,313,673	2,903,613
EBITDA loss from continuing operations	(8,394,400)	(14,011,179)

Foreign exchange gain	(5,663)	(13,188)
Loss (gain) on revaluation of financial instruments carried at fair value	(4,612,632)	1,884,686
Gain on lease modification	–	(39,305)
Stock-based compensation	1,033,660	2,803,357
Transaction costs	–	646,230
Adjusted EBITDA loss from continuing operations	(11,979,035)	(8,729,399)

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Non-IFRS Financial Measures

A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results and reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets.

EBITDA (loss) should not be considered an alternative to net loss in measuring performance or used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.